Exhibit 99.1

Psyence BioMed to Present at the H.C. Wainwright 27th Annual Global Investment Conference September 8-10, 2025

NEW YORK, August 28, 2025 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company advancing nature-derived psilocybin and ibogaine therapies for unmet mental health needs, today announced that it will present at the H.C. Wainwright 27th Annual Global Investment Conference, taking place September 8–10, 2025.

The event, held at the Lotte New York Palace Hotel in New York City and virtually, features more than 550 corporate presentations from leading growth companies across healthcare, technology, and finance.

Dr. Neil Maresky, CEO of Psyence BioMed, will provide an overview of the Company’s business strategy and pipeline.

“This conference provides us with a strong platform to engage with global investors and highlight Psyence BioMed’s differentiated approach in psychedelic medicine,” said Dr. Maresky. “With our unique operational footprint in Africa and commitment to clinical excellence, we are positioned to lead as the sector matures.”

The Company’s virtual presentation will be available on-demand beginning September 5, 2025, at 7:00 AM EST, and can be accessed by all registered conference attendees via www.hcwevents.com/annualconference.

Event Details:

●	Conference: H.C. Wainwright 27th Annual Global Investment Conference

●	Dates: September 8–10, 2025

●	Location: Lotte New York Palace Hotel, 455 Madison Avenue, New York, NY, and Virtual

●	PBM Presentation: On-demand starting September 5, 2025, at 7:00 AM EST

Investor & Shareholder Webinar:

The Company will host a webinar for investors and shareholders on September 16, 2025 at 12:00PM EST featuring members of its Scientific Advisory Board. The session will provide an opportunity to learn more about the Company’s ongoing clinical development programs and future strategic initiatives. To access the webinar, please click on the registration link below.

SAB Webinar Registration

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ’science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

About H.C. Wainwright & Co.

H.C. Wainwright is a full-service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions.  H.C. Wainwright & Co. also provides research and sales and trading services to institutional investors.    According to Sagient Research Systems, H.C. Wainwright’s team is ranked as the #1 Placement Agent in terms of aggregate CMPO (confidentially marketed public offering), RD (registered direct offering) and PIPE (private investment in public equity) executed cumulatively since 1998.

For more information visit H.C. Wainwright & Co. on the web at www.hcwco.com.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com
Media Inquiries: media@psyencebiomed.com
General Information: info@psyencebiomed.com
Phone: +1 416-477-1708

Investor Contact:

Michael Kydd
Investor Relations Advisor
michael@psyencebiomed.com

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the position of the Company within its sector. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Company’s ongoing Phase IIb clinical trial implementation schedule, topline data from this trial will be positive, and that the demand for psychedelic-assisted therapy will continue to increase and that the Company will be able to maintain a share price trading above $1.00 per share. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements. There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2025, as amended, and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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